John H. Lively

The Law Offices of John H. Lively & Associates, Inc.

A Member Firm of The 1940 Act Law GroupTM

11300 Tomahawk Creek Parkway, Suite 310

Leawood, KS 66211

Phone: 913.660.0778 Fax: 913.660.9157

john.lively@1940actlawgroup.com

April 25, 2014

Mr. Jeff Foor

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Valued Advisers Trust (the “Trust”) (File Nos. 811-22208 and 333-151672)

Dear Mr. Foor:

On February 21, 2014, the Trust filed with the Securities and Exchange Commission (the “Commission”) Post-Effective Amendment No. 136 under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 137 under the Investment Company Act of 1940, as amended to the Trust’s registration statement (collectively, the “Amendment”). The Amendment was filed for the purpose of making a change to the investment strategy of the BFS Equity Fund (the “Fund”).

You provided comments to me relating to the Amendment on April 9, 2014. This letter responds to those comments. For your convenience and reference, I have summarized the comments in this letter and provided the Trust’s response below each such comment. Contemporaneously, with this letter, which I am submitting to you in a correspondence filing, the Trust is filing a Post-Effective Amendment to the Registration Statement pursuant to Rule 485(b) under the 1933 Act (the “B-Filing”). The B-Filing is being made for the purpose of incorporating modifications to the Fund’s prospectus and statement of additional information in response to your comments on the Amendment as described in this letter and to make other minor and conforming changes.

Prospectus

Fund Summary – Principal Investment Strategies

1.	Comment: The second paragraph in this section indicates that the Fund may invest in foreign companies. If the Fund will invest in the securities of emerging markets, please add that disclosure.

Response: The Adviser does not intend to invest in securities of companies located in emerging market countries as part of its principal investment strategies. As such, no disclosure relating to such securities has been added.

Mr. Jeff Foor

U.S. Securities and Exchange Commission

April 25, 2014

Fund Summary – Principal Risks

2.	Comment: In regard to the “Focus Risk,” please add corresponding disclosure to the principal investment strategies section.

Response: The Trust has revised the disclosure as you have suggested.

Fund Summary – Portfolio Management

3.	Comment: Please confirm whether the portfolio managers have managed the Fund since September 2013 or November 2013.

Response: The Trust began operations in November 2013 and, as such, has changed the disclosure in this section.

Fund Summary – Principal Risks

4.	Comment: Please consider including the risk that the investment adviser to the Fund has not previously managed a mutual fund.

Response: The Trust has revised the disclosure as you have requested.

Appendix – Adviser’s Prior Performance

5.	Comment: Please disclose the name of the service provider who conducted the GIPS verification and include as an exhibit to the registration statement a consent from that entity. Alternatively, consider removing the reference to verification that is listed directly below the Composite chart.

Response: The Trust has revised the disclosure as you have requested to identify the service provider who conducted the GIPS verification.

6.	Comment: With regard to footnote 2, please confirm that the exclusion of accounts below the minimum of $100,000 does not materially alter the Composite performance.

Response: The Adviser has confirmed that the exclusion of accounts below the minimum of $100,000 does not materially alter the Composite performance.

No comments were given relating to the Fund’s Statement of Additional Information.

*                *                 *

Mr. Jeff Foor

U.S. Securities and Exchange Commission

April 25, 2014

The Trust acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and

•	The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively